02 AUG -6 AM 12:16

29 July 2002

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

02049091

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released on Friday 26 July 2002.

Yours faithfully,

pp

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dle 8/6

Severn Trent Plc AGM

At Severn Trent's AGM in Nottingham today, Robert Walker, the Group Chief Executive, will summarise the performance of the Group as follows:

"Overall 2001/02 has been another year of progress for the Severn Trent Group. In 2001/02, Group turnover was up by 6.7% to just under £1.8 billion and profit before interest, tax, goodwill amortisation and exceptional costs was up by 4.6% to £418.8 million.

Severn Trent Water's turnover was up £12.7 million to £899.9 million and its profit before interest and tax up £3.6 million to £334.1 million. Biffa increased its turnover by 24.9% to £494.8 million and its profit before interest, tax, goodwill amortisation and exceptional costs was up by 59.7% to £73.0 million, reflecting the benefit of the UK Waste acquisition. Services' turnover increased by 8.9% to £381.6 million, but profits fell by 16.0% to £32.0 million.

We said at the announcement of our year-end results on 11 June that, overall, the Group is likely to experience a challenging year in 2002/03. Shareholders should not assume that the inherent profit reduction for Severn Trent Water in 2002/03, which reflects its broadly unchanged prices, can be made up by the performance of the rest of the Group.

Looking forward, we aim to grow shareholder value by establishing Severn Trent as the UK's leading supplier of environmental services. Already Biffa is the UK's largest supplier of integrated waste management services. In the US we intend to build on our leadership position in the analytical services market."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	0121 722 4295
Alan Perelman Group Finance Director	Severn Trent Plc	0121 722 4295
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	0121 722 4295
Emma Nobbs Investor Relations Manager	Severn Trent Plc	0121 722 4295
Simon Holberton or Catherine Bertwistle	Brunswick Group Ltd	020 7404 5959